SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LADENBURG THALMANN FINANCIAL SERVICES, INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

50575Q102

(CUSIP Number)

Richard J. Lampen
Executive Vice President & General Counsel
New Valley Corporation
100 S.E. Second Street, 32nd Floor
Miami, FL 33131

(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

     This Amendment No. 4 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services, Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.    Purpose of Transactions.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     As of February 27, 2004, NVCC transferred to New Valley its $8,010,000 principal amount of the Company’s senior convertible promissory note due December 31, 2005, together with the accrued interest thereon.

     On March 29, 2004, the Company announced it had entered into a Debt Conversion Agreement (the “Conversion Agreement”) with Frost-Nevada Investments Trust (“Frost Trust”) and New Valley, the holders of the Company’s outstanding senior convertible promissory notes. A copy of the Company’s press release and the Conversion Agreement are incorporated by reference in Exhibits O and P, respectively. The holders agreed to convert their notes, with an aggregate principal amount of $18,010,000, together with the accrued interest, into Common Stock of the Company. Pursuant to the Conversion Agreement, the conversion price of the note held by New Valley will be reduced from the current conversion price of approximately $2.08 to $1.10 per share.

     The note conversion transaction is subject to shareholder approval and is expected to close in the second quarter. New Valley and several shareholders of the Company affiliated with New Valley have committed to vote their shares of Common Stock of the Company at the shareholder meeting in accordance with the vote of a majority of votes cast at the meeting excluding the shares held by such parties. At the closing, New Valley’s note, representing approximately $9,470,000 of principal and accrued interest, will be converted into approximately 8,610,000 shares of Common Stock of the Company.

     Based on the 43,627,130 shares of Common Stock of the Company outstanding as of March 26, 2004 (as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003), the issuance of approximately 25,877,000 shares upon closing of the note conversion transaction, and the issuance of 100,000 shares assuming conversion of the Warrant held by New Valley, New Valley would beneficially own approximately 8,710,000 shares of Common Stock, or approximately 12.5%. New Valley currently intends to distribute to its shareholders shares of Common Stock issued to New Valley pursuant to the Conversion Agreement.

     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

Page 2 of 4 Pages

     See Item 4 with respect to the Conversion Agreement. A copy of the Conversion Agreement is incorporated by reference as Exhibit P.

ITEM 7.    Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit O:	Press Release of the Company dated March 29, 2004.

Exhibit P:	Debt Conversion Agreement, dated as of March 29, 2004, among the Company, New Valley and Frost Trust (incorporated by reference to Exhibit 10.55 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

Page 3 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2004
NEW VALLEY CORPORATION
By: /s/ Richard J. Lampen Name: Richard J. Lampen Title: Executive Vice President

NEW VALLEY HOLDINGS, INC.
By: /s/ Richard J. Lampen Name: Richard J. Lampen Title: Executive Vice President

VGR HOLDING INC.
By: /s/ Richard J. Lampen Name: Richard J. Lampen Title: Executive Vice President

VECTOR GROUP LTD.
By: /s/ Richard J. Lampen Name: Richard J. Lampen Title: Executive Vice President

BENNETT S. LEBOW By: New Valley Corporation

By: /s/ Richard J. Lampen Name: Richard J. Lampen Title: Executive Vice President

Page 4 of 4 Pages

Exhibit O

(Citigate Sard Verbinnen Logo)

NEWS

FOR IMMEDIATE RELEASE
	Contact:	Paul Caminiti/Carrie Bloom
Citigate Sard Verbinnen
212/687-8080

LADENBURG THALMANN DEBTHOLDERS
AGREE TO CONVERT NOTES INTO EQUITY

Phillip Frost, M.D., and Charles I. Johnston Elected Directors

______________________________________________________

     NEW YORK, NY, March 29, 2004 – Ladenburg Thalmann Financial Services Inc. (AMEX: LTS) announced today that it has entered into an agreement with Frost-Nevada Investments Trust and New Valley Corporation, the holders of Ladenburg’s outstanding senior convertible promissory notes. The holders have agreed to convert their notes, with an aggregate principal amount of $18,010,000, together with the accrued interest, into common stock of Ladenburg. Pursuant to the conversion agreement, the conversion price of notes held by Frost-Nevada will be reduced from the current conversion price of $1.54 to $0.70 per share, and the conversion price of the New Valley notes will be reduced from the current conversion price of $2.08 to $1.10 per share.

     Ladenburg also announced today that Phillip Frost, M.D., and Charles I. Johnston have been elected directors of the Company, effective April 1, 2004. Dr. Frost, the largest stockholder in Ladenburg through his interest in Frost-Nevada Investments Trust, has served as Chairman of the Board and Chief Executive Officer of Ivax Corporation (AMEX: IVX) since 1987. Ivax is engaged in the research, development, manufacturing and marketing of branded and generic pharmaceuticals and veterinary products in the United States and international markets. As previously announced, Mr. Johnston will become President and Chief Executive Officer of Ladenburg on April 1, 2004.

     “We are very pleased to announce these important additions to the Ladenburg Board of Directors,” said Howard M. Lorber, Chairman of Ladenburg. “We look forward to benefiting from the valuable insight of Phillip Frost and Charles Johnston in the years to come.”

     The note conversion transaction is subject to shareholder approval and is expected to close in the second quarter of 2004. Frost-Nevada, New Valley and several shareholders affiliated with New Valley and Frost-Nevada have committed to vote their shares of Ladenburg common stock at the shareholder meeting in accordance with the vote of a majority of votes cast at the meeting excluding the shares held by such parties. At the closing, approximately $21,560,000 of principal and accrued interest will be converted into approximately 25,877,000 shares of Ladenburg’s common stock, for an average conversion price of approximately $0.83 per share. Ladenburg received an opinion from Capitalink, L.C. that such conversion price was fair from a financial point of view to the unaffiliated shareholders of Ladenburg.

     Concurrently with the execution of the conversion agreement, Ladenburg entered into an agreement with Berliner Effektengesellschaft AG, the holder of the remaining $1,990,000 aggregate principal amount of the senior convertible promissory notes, pursuant to which Ladenburg repurchased the notes held by Berliner, including the accrued interest, for $1,000,000 in cash.

     Ladenburg currently anticipates it will record a pre-tax charge in 2004 of approximately $10,900,000 in its statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in Ladenburg’s shareholders’ equity of approximately $22,900,000.

     Ladenburg Thalmann Financial Services is engaged in retail and institutional securities brokerage, investment banking and asset management services through its principal operating subsidiary, Ladenburg Thalmann & Co. Inc. Founded in 1876 and a New York Stock Exchange member since 1879, Ladenburg Thalmann & Co. is a full service investment banking and brokerage firm based in New York City, with regional offices in Boca Raton, Florida; Great Neck, New York; Irvine, California; Los Angeles, California; and Melville, New York. Ladenburg provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals.

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